ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

July 20, 2020	Stephen D. Adams
T +1 617 235 4718
stephen.adams@ropesgray.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Tony Burak

Re:	Brighthouse Funds Trust I (File No: 811-10183)

Dear Mr. Burak:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on June 10, 2020, with respect to the Form N-CSR filings of Brighthouse Funds Trust I (the “Trust”) for the year ended December 31, 2019, filed with the Commission on March 4, 2020. The Staff’s one comment is summarized below and is followed by our response. Any terms that are used but not defined in this letter have the same meaning as used in the Form N-CSR filing of the Trust.

1.

Comment: With respect to the Form N-CSR filings of American Funds Growth Portfolio (the “Portfolio”), we note that the Portfolio is a feeder fund that invests all of its investable assets in a master fund, the American Funds Growth Fund (the “Master Fund”), a series of the American Funds Insurance Series. Please include the financial statements of the Master Fund in the Portfolio’s Form N-CSR filings. (See Division of Investment Management’s “Dear CFO” letter dated December 30, 1998).

Response: The Trust respectfully notes that it is not aware of any rule that would require the Portfolio to include in its Form N-CSR filings the audited financial statements of the master fund in which it invests. The Trust acknowledges the Staff’s position in the November 7, 1997 Dear CFO Letter that “[w]hen a top tier fund has a significant amount of its portfolio invested in a single underlying fund. . ., registrants should consider providing additional financial information to shareholders” and that, as an example, the “top tier fund should consider accompanying its financial statements with those of the underlying fund.” We also acknowledge the Staff’s observation in the December 30, 1998 Dear CFO Letter that

U.S. Securities and Exchange Commission	- 2 -	July 20, 2020

“Currently, shareholder reports of the feeder contain two sets of financial statements, one for the master and another for the feeder.”

The Trust notes that the shareholder reports of the Portfolio state that the financial statements of the Portfolio should be read in conjunction with the financial statements of the corresponding Master Fund. The Trust confirms that the audited financial statements of the Master Fund are distributed to contract holders alongside the audited financial statements of the Portfolio on the Trust’s website and in its mailing of its shareholder reports. Additionally, the Trust notes that it provides certain financial information to shareholders through the presentation of additional selected information about the Master Fund (e.g., indirect investment risks, valuation methodologies and levels, expenses, and portfolio turnover) in the annual shareholder reports. In view of the foregoing, the Trust believes that the Portfolio’s annual shareholder reports adequately provide additional financial information of the Master Fund.

Nevertheless, in response to your comment the Trust will include in future Form N-CSR filings for the Portfolio the financial statements of the Master Fund in which the Portfolio invests.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-235-4718.

Very truly yours,

/s/ Stephen D. Adams

Stephen D. Adams, Esq.

cc:
Andrew L. Gangolf, Esq.
Michael P. Lawlor, Esq.
Brian D. McCabe, Esq.
Jeremy C. Smith, Esq.